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12/13

SECU 13026346 IMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 2 - 2013
Washington DC
404

SEC FILE NUMBER
8-46184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 9/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maple Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Exchange Place Suite 2600 Floor 26th

(No. and Street)

Jersey City NJ 07302

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malosky (201) 369-3020

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

9/31/13

OATH OR AFFIRMATION

I, John Malosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maple Securities USA, as of September 30th, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 29 day of 11, 2013

Notary Public

Signature

President
Title

EVELYN CABALLERO
Notary Public, State of New Jersey
My Commission Expires
May 30, 2017

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2013

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm.....1

Statement of Financial Condition.....2
Notes to Statement of Financial Condition.....3

Building a better working world

Ernst & Young LLP
5 Times Square
New York, New York
10036-6530

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Maple Securities U.S.A. Inc.

We have audited the accompanying statement of financial condition of Maple Securities U.S.A. Inc. (the "Company") as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maple Securities U.S.A. Inc. at September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 29, 2013

Maple Securities U.S.A. Inc.

Statement of Financial Condition

September 30, 2013

Assets	
Cash and cash equivalents	$ 41,371,771
Securities purchased under agreements to resell	367,733,669
Securities borrowed	1,116,814,278
Securities and derivative contracts owned, at fair value (including securities pledged as collateral in securities lending transactions of $991,266,997)	1,251,210,251
Due from brokers, clearing organizations and others	18,781,904
Fixed assets, net of accumulated depreciation and amortization of $4,386,581	949,264
Deferred tax assets	906,424
Other assets	1,127,198
Total assets	$ 2,798,894,759
Liabilities and shareholder's equity	
Liabilities:	
Bank overdrafts	$ 1,876,885
Securities loaned	2,227,585,041
Securities sold under agreements to repurchase	38,246,920
Securities and derivative contracts sold, but not yet purchased, at fair value	345,742,504
Due to brokers, clearing organizations and others	19,360,800
Accounts payable and accrued liabilities	2,814,710
Total liabilities	2,635,626,860
Shareholder's equity:	
Common stock, no par value; 6,000 shares authorized, 4,000 shares issued and outstanding	55,944,171
Additional paid-in capital	95,738,740
Retained earnings	11,584,988
Total shareholder's equity	163,267,899
Total liabilities and shareholder's equity	$ 2,798,894,759

See notes to statement of financial condition.

Maple Securities U.S.A. Inc.

Notes to Statement of Financial Condition

September 30, 2013

1. Organization

Maple Securities U.S.A. Inc. (the "Company") is incorporated in the state of Delaware and is a registered broker–dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority, the Depository Trust Clearing Corporation and the Options Clearing Corporation. The Company is a wholly–owned subsidiary of Maple Partners America, Inc. ("MPAI"), a subsidiary of Maple Financial Group ("MFG"), a privately-held global financial services group based in Canada.

The Company engages in proprietary securities trading for its own account. Additionally, the Company engages in stock borrowing and stock lending activities.

The Company does not carry customer accounts as defined by the Securities and Exchange Commission ("SEC") Rule 15c3–3, the customer protection rule.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

Securities and derivatives transactions and related income and expense are recorded on a trade–date basis. Derivative contracts, securities owned and securities sold, but not yet purchased, are stated at fair value. The fair value of the Company's derivative contracts executed with the same counterparty under a master netting arrangement are reported on a gross basis in the statement of financial condition.

The fair value of derivative contracts, securities owned and securities sold, but not yet purchased, are generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations and theoretical pricing models. See note 7 for additional information.

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. At September 30, 2013, there were no investments classified as cash equivalents.

2. Significant Accounting Policies (continued)

Furniture and fixtures, computer and telephone equipment, software and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. All assets are depreciated on the straight-line basis over the useful life ranging from three to fifteen years. Leasehold improvements are amortized over the shorter of the economic life or the term of the lease.

Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year–end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the dates of the transactions.

Dividend income and dividend expense related to securities owned and securities sold, but not yet purchased, respectively, are recognized on the ex-dividend date.

The Company accounts for income taxes in accordance with Accounting Standard Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for their future tax consequences related to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

ASC 740 also prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances and information available at the end of each reporting period. A tax position that meets the MLTN recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company provides and receives support and portfolio management services to and from various affiliates. The income and expense related to these services is recorded monthly on an accrual basis.

3. Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned result from transactions with other broker-dealers or financial institutions ("counterparties") and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities differs from the amount of collateral held. The Company mitigates credit risk associated with these activities by monitoring the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of the securities borrowed transactions were done in connection with the Company's securities lending activities and transactions in securities sold, but not yet purchased. The Company records rebate income and fee expense on the accrual basis.

Reflected in securities borrowed and securities loaned on the statement of financial condition are dividends and rebates receivable and payable, respectively. As of September 30, 2013, the Company recorded total dividends and rebates receivable and payable of $3,479,859 and $6,590,503, respectively.

In the normal course of business, the Company obtains securities under securities borrowing agreements on terms which permit it to repledge or resell the securities to others. At September 30, 2013, in connection with the outstanding securities borrowed contracts, the Company obtained securities with a fair value of $1,079,399,095 on such terms. Additionally, the Company obtained securities with a fair value of $902,998,304 in connection with noncash securities lending transactions in which the Company acted as a borrower. Substantially all the securities obtained at year-end have been either pledged or otherwise transferred to others in connection with the Company's securities lending activities or to satisfy its commitments under securities sold, but not yet purchased. See note 6 for information on the securities owned that have been pledged as collateral in connection with the Company's securities lending activities.

In accordance with ASC 860, *Transfers and Servicing*, when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amount of collateral received and a corresponding obligation to return such collateral. At September 30, 2013, there were no outstanding securities lending transactions in which the Company acted as the lender.

4. Securities Purchased Under Agreements To Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") generally are collateralized by U.S. government and agency obligations, equity securities and corporate bonds, and are recorded at contract price, plus accrued interest. The Company takes possession of securities obtained as collateral for resale agreements at the time such agreements are made. The market value of the underlying collateral is valued daily and additional collateral is obtained or refunded as necessary.

At September 30, 2013, the fair value of securities received and delivered as collateral totaled $366,771,741 and $41,879,355, respectively. At September 30, 2013, the majority of the resale agreements are collateralized by U.S. listed equity securities. At September 30, 2013, all of the repurchase agreements are collateralized by U.S. corporate bonds. Substantially all of the securities obtained by the Company under resale agreements have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

The Company records interest income and interest expense on the accrual basis. At September 30, 2013, included in securities purchased under agreements to resell and securities sold under agreements to repurchase on the statement of financial condition is accrued interest of $255,804 and $5,837, respectively.

5. Due from and Due to Brokers, Clearing Organizations and Others

At September 30, 2013, amounts due from and due to brokers, clearing organizations and others consist of the following:

	Due from Brokers, Clearing Organizations and Others	Due to Brokers, Clearing Organizations and Others
Due from clearing brokers	$ 558	$ -
Due from/to clearing organizations	12,839,970	4,368,622
Deposits with clearing organizations	5,655,011	-
Unsettled trades	21,450	14,560,430
Due from/to affiliates	264,915	431,748
	$ 18,781,904	$ 19,360,800

5. Due from and Due to Brokers, Clearing Organizations and Others (continued)

Due from/to clearing organizations primarily consists of the unsettled variation margin receivables or payables related to the Company's single stock future contracts. See note 12 for additional information.

Deposits with clearing organizations represent balances at the Options Clearing Corporation ("OCC") of $400,000, the National Securities Clearing Corporation ("NSCC") of $2,747,081 and Depository Trust Clearing Corporation ("DTCC") of $2,507,930 in order to satisfy margin requirements.

Unsettled trades represent the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver the securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at September 30, 2013 were settled without a material effect on the Company's statement of financial condition.

See note 10, Related Party Transactions, for additional information related to amount due from and due to affiliates.

6. Securities and Derivative Contracts Owned and Sold, but Not Yet Purchased

At September 30, 2013, included in securities and derivative contracts owned are exchange traded equity securities, exchange traded equity index option contracts, exchange traded equity option contracts, and currency forward contracts. Included in securities and derivative contracts sold, but not yet purchased, are exchange traded equity securities and exchange traded equity index option contracts.

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount reflected in the statement of financial condition.

At September 30, 2013, equity securities owned with a fair value of $991,266,997 have been pledged as collateral under terms that enable the counterparties to sell or repledge the securities pledged. The associated liabilities, which represent the cash received from counterparties in exchange for the securities pledged, are included in securities loaned on the statement of financial condition. Additionally, at September 30, 2013, the Company has pledged equity securities owned with a fair value of $198,725,497 to the OCC in order to satisfy its margin requirement.

7. Fair Value Measurements and Disclosures

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value, and a three level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability.

Inputs may be observable or unobservable and refer broadly to the assumptions that the market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Each investment is categorized into the three level hierarchy based upon the observability of the inputs which are significant to the overall fair value measurement.

The three tier hierarchy of inputs is summarized below.

Level 1 – Valuation is based on unadjusted quoted prices in active markets for identical assets and liabilities as of the reporting date.

Level 2 – Valuation is based on other significant observable inputs, either directly or indirectly, at the reporting date such as a) quoted prices for similar assets and liabilities, b) observables inputs other than quoted prices, for assets and liabilities; or c) inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation is based on significant unobservable inputs for an asset or liability and includes situations where there is little, if any, market activity at the reporting date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The following table presents the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis within the fair value hierarchy at September 30, 2013:

7. Fair Value Measurements and Disclosures (continued)

Description	Quoted Prices in Active Markets for Identical Investments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets			
Exchange traded equity securities	$1,221,033,429	$ -	$ -
Exchange traded equity index option contracts	5,390,210	23,601,407	-
Exchange traded equity option contracts	1,044,322	114,969	-
Currency forward contracts	-	25,914	-
Total	$1,227,467,961	$ 23,742,290	$ -
Liabilities			
Exchange traded equity securities	$ 167,291,900	$ -	$ -
Exchange traded equity index option contracts	1,897,710	175,417,223	-
Exchange traded equity option contracts	1,092,253	43,419	-
Total	$ 170,281,863	$ 175,460,642	$ -

The fair value of exchange traded equity securities, equity index option contracts, and equity option contracts within Level 1 is based on quoted prices in active markets.

The fair value of exchange traded equity index option contracts and equity option contracts within Level 2 is generally based on price quotes from exchanges for instruments that the Company has determined are not actively traded. To the extent that there are no observable trades for these instruments as of the reporting date, the fair value is generally based on theoretical pricing models using observable market inputs, such as volatility and market rates of underlying instruments.

The Company's policy is to recognize transfers between levels at the end of each reporting period. There were no transfers between Levels 1 and 2 during the year ended September 30, 2013.

Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short term nature, are repriced frequently, and generally limited credit risk. These instruments include cash and cash equivalents, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned with short-dated maturities,

7. Fair Value Measurements and Disclosures (continued)

due from brokers, clearing organizations and others, bank overdrafts, and due to brokers, clearing organizations and others.

The fair value of securities purchased under agreements to resell (with maturities of 90 days or greater) is computed based a discounted cash flows model using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, securities purchased under agreements to resell are classified within Level 2.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial instruments that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	September 30, 2013				
Description	**Carrying Value**	**Fair Value**	**Level 1**	**Level 2**	**Level 3**
Assets					
Cash and cash equivalents	$ 41,371,771	$ 41,371,771	$ 41,371,771	$ -	-
Securities purchased under agreements to resell	367,477,865	367,465,368	-	367,465,368	-
Securities borrowed	1,113,334,419	1,113,334,419	-	1,113,334,419	-
Due from brokers, clearing organizations and others	18,781,904	18,781,904	-	18,781,904	-
Total	$ 1,540,965,959	$1,540,953,462	$ 41,371,771	$1,499,581,691	-
Liabilities					
Bank overdrafts	$ 1,876,885	$ 1,876,885	$ -	$ 1,876,885	-
Securities loaned	2,220,994,537	2,220,994,537	-	2,220,994,537	-
Securities sold under agreements to repurchase	38,241,083	38,241,083	-	38,241,083	-
Due to brokers, clearing organizations and others	19,360,800	19,360,800	-	19,360,800	-
Total	$2,280,473,305	$2,280,473,305	$ -	$2,280,473,305	-

8. Fixed Assets

At September 30, 2013, fixed assets are comprised of the following:

	Cost	Accumulated Depreciation and Amortization	Net Book Value
Computer and telephone equipment	$ 1,696,621	$ (1,550,816)	$ 145,805
Software	1,129,030	(631,756)	497,274
Furniture and fixtures	715,451	(627,656)	87,795
Leasehold improvements	1,794,743	(1,576,353)	218,390
	$ 5,335,845	$ (4,386,581)	$ 949,264

9. Regulatory Requirements

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule ("Rule 15c3-1"). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items or $250,000, as defined.

At September 30, 2013, the Company had net capital of $87,389,212, which was $87,139,212 in excess of the required net capital of $250,000. During the year, the Company did not effectuate transactions for anyone defined as a customer under SEC Customer Protection (Rule 15c3-3). Accordingly, at September 30, 2013, the Company had no customer related debit items to be aggregated under this Rule.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

10. Related Party Transactions

At September 30, 2013, related party balances receivable and payable primarily consist of balances related to fees for back-office support, which includes accounting and payroll services, custodial services such as securities clearance and settlement, fees for the use of office space, and fees and expenses arising from the normal course of business, such as securities related transactions and operating expenses paid to vendors by one entity on behalf of its affiliate. These balances are included in due from / due to brokers, clearing organizations and others on the statement of financial condition.

10. Related Party Transactions (continued)

		Due from Affiliates		Due to Affiliates
Maple Partners America, Inc. ("MPAI")	$	-	$	380,783
Maple Bank GmbH ("MBG")		40		-
Maple Securities Canada, Ltd. ("MSCL")		205,794		50,965
Maple Trade Finance Corp. ("MTFC")		43,616		-
Maple Securities U.K., Ltd. ("MSUK")		4,280		-
Maple Arbitrage Inc. ("MAI")		11,185		-
	$	264,915	$	431,748

The Company participates in a deferred share-based awards program, managed by MFG, which is governed by the Amended Executive Restricted Share Unit ("RSU") plan. During the year, the fair value of the RSUs granted to the employees of the Company totaled $34,366. The vesting provisions are determined by the Board of Directors of MFG at the date of the grant. As of September 30, 2013, the number of RSUs granted to Company employees is 27,928, none of which are vested. During the year, MFG's Board of Directors decided to terminate the RSU plan. As a result, RSUs will no longer be granted to the Company's employees. The RSU plan has been replaced with a new compensation plan, which is described further below.

The Company accounts for the RSU plan as a variable compensation plan and as such the value of the awards is remeasured at each reporting date based on the fair value of the RSUs. The Company recognizes a liability and corresponding compensation expense equal to the value of the remeasured RSUs amortized over the vesting period. At September 30, 2013, the total amortized compensation cost under the RSU plan is $110,930 and is included in accounts payable and accrued liabilities on the statement of financial condition.

On October 1, 2012, the Company adopted a new compensation policy which governs the equity based deferred compensation for senior employees. The new compensation plan is managed by MBG and is governed by the Policy Concerning the Compensation of Management and the Employees of Maple Bank GMBH (including its branch offices, subsidiaries and other relevant affiliated companies) under the German Ordinance on Regulatory Requirements Relating to Compensation Systems of Institutions.

According to the new compensation policy the total compensation for all employees is made up of fixed and variable compensation elements, which are all paid in cash. A portion of the variable compensation element is paid when announced to employees. The remaining balance is deferred and paid in equal annual installments over the next three years.

10. Related Party Transactions (continued)

The payment of the deferred amounts depends on the change of the book value per share (so called "phantom stocks") of MFGI. All deferred but unpaid variable compensation elements are subject to the future performance of MFGI, which may result in the partial or total loss of variable compensation elements that have been allocated, but not yet disbursed. The plan does not impose any continued service or performance conditions in order for eligible employees to be entitled to payment.

The Company recognizes a liability and corresponding compensation expense equal to the value of the remeasured phantom stocks recognized in the statement of operations for the period. At September 30, 2013, the total accrued compensation liability under the new deferred compensation plan is $413,378 and is included in account payable and accrued liabilities on the statement of financial condition.

At September 30, 2013, $35,908,989 related to securities borrowed and $48,013,222 related to securities loaned transactions were due from and due to affiliates, respectively. These amounts are primarily with MSUK, MSCL and MBG. These balances are included in securities borrowed and securities loaned on the statement of financial condition. Additionally, the Company obtained securities with a fair value of $1,059,162 in connection with noncash securities lending transactions in which the Company acted as a borrower.

During the year the Company made advances to and received advances or overdrafts from MBG, MSCL, MTFC and MPAI. These advances or overdrafts were due upon demand. At September 30, 2013, the Company had overdrafts with MBG of $1,583,830, which is due upon demand. This balance is included in bank overdraft on the statement of financial condition. The Company has an unsecured line of credit agreement with MBG, principally to finance securities lending activities. Amounts available under the line of credit are limited to 85 million euro and the Company is not charged for the unused portion of line of credit. At September 30, 2013, there were no outstanding borrowings against the line of credit. Interest payable on amounts drawn under the line of credit is based on the EURIBOR rate plus a spread based on the funding term. The spread ranges from 65 to 125 bps.

As discussed in note 11, the Company is included in the consolidated Federal income tax return of MPAI. At September 30, 2013, the Company has a payable of $390,288 to MPAI. This payable represents the excess of cash payments received from MPAI over the Company's allocable Federal income tax benefit determined on a separate company basis. This amount is part of the balance due to affiliates, which is included in Due to brokers, clearing organizations and others on the statement of financial condition.

11. Income Taxes

The Company is included in the consolidated federal income tax return of MPAI. The Company also files stand-alone returns in various state and local jurisdictions. The Company's provision for taxes is calculated based on a separate return basis.

The Company's gross deferred tax assets of $906,424 primarily relate to unpaid remuneration and difference in the fixed assets basis used for generally accepted accounting principles ("GAAP") and tax purposes. At September 30, 2013, the Company believes it is more likely than not that the entire amount of such deferred tax assets will be realized in the future.

As of September 30, 2013, the Company determined that is has no uncertain tax positions, interest or penalties as defined within ASC 740, and, accordingly, no additional disclosures are required.

Fiscal years ended September 30, 2010 through September 30, 2013 remain open for examination by the federal and state and local authorities. As of September 30, 2013, the Company is currently under examination by the State of New York for the tax years 2009 through 2012.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks

In the normal course of business, the Company trades various derivative financial instruments with off-balance sheet risk. The Company enters into derivative transactions to manage the Company's own exposure to market and credit risk resulting from its business activities.

Derivatives are financial instruments, which include forward foreign exchange contracts, single stock futures and exchanged traded equity index options and equity option contracts, whose value is based upon an underlying asset, index or reference rate.

A derivative contract may be traded on an exchange or over-the-counter. Exchange traded derivatives are standardized and include option and futures contracts. Over-the-counter derivative contracts are individually negotiated between contracting parties.

Options represent the right to purchase or sell financial assets at specified terms at specified future dates. The Company is engaged in writing option contracts. The premium received by the Company upon writing an option contract is recorded as a liability, subsequently marked at its fair value, and is included in securities sold, but not yet purchased on the statement of financial condition. In writing an option, the Company bears the market risk of an unfavorable change in the financial instrument underlying the written option. Exercise of an option written by the Company could result in the Company selling or buying a financial instrument at a price different from the current fair value.

12. Derivative Financial Instruments and Other Off-Balance Sheet Risks (continued)

Single stock futures ("SSF") are a type of futures contracts between two parties to exchange a specified number of shares in a company for a price agreed on the contract date (the futures price or the strike price) with delivery occurring at a specified future date, the delivery date. SSF contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Forward foreign exchange contracts represent future commitments to purchase or sell other currencies at specific terms at specified future dates. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in foreign currency exchange rates.

The following table summarizes the gross fair value of derivative instruments at September 30, 2013. Fair values of derivative instruments in an asset position are included in securities and derivative contract owned, at fair value. Fair values of derivative instruments in a liability position are reflected in securities and derivative contract sold, but not yet purchased, at fair value.

	Fair Value of Assets	Fair Value of Liabilities
Exchange traded equity index option contracts	$ 28,991,617	$ 177,314,933
Exchange traded equity option contracts	1,159,291	1,135,672
Forward foreign exchange contracts	25,914	-
	$ 30,176,822	$ 178,450,605

The following table summarizes the notional values of the Company's derivative instruments that are reported as asset or liability positions, respectively at September 30, 2013:

	Notional Value of Assets	Notional Value of Liabilities
Exchange traded equity index option contracts	$ 565,775,000	$ 576,085,000
Exchange traded equity option contracts	28,429,900	44,212,500
Single stock futures(1)	1,472,954	790,328,705
Forward foreign exchange contracts	705,918	-

(1) At September 30, 2013, gross unsettled variation margin receivables and payables related to the Company's single stock futures totaled $8,998,591 and $3,673,849, respectively. These amounts are included in due from and due to brokers, clearing organizations and others on the statement of financial condition.

13. Commitments and Contingent Liabilities

The Company has obligations under operating leases related to office space. The existing operating lease related to the Company's main office space will terminate in February 2014. Refer to note 16 for additional information regarding the Company's new operating lease for office space. As of September 30, 2013, the aggregate minimum annual rental commitments under the existing operating lease totaled $386,546.

The Company may be involved in litigation arising in the normal course of business. At September 30, 2013, no litigation was pending against the Company. In addition, management is not aware of any unasserted claims or assessments against the Company.

The Company applies the provisions of the ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or derivatives contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

14. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities, including securities lending in which counterparties primarily include large domestic and international banks and broker-dealers, and other financial institutions, including related parties described in note 10. From time to time, the Company may assume concentrated credit risk at the individual obligor, counterparty or guarantor level. In addition, the Company may from time to time be exposed to concentrated credit risk at the industry or country level, potentially exposing the Company to a single market or political event or correlated set of events. The Company also generally is not able to net exposure across counterparties that are affiliated entities and may not be able in all circumstances to net exposures across multiple products to the same legal entity. As a consequence, the Company may incur a loss in relation to one entity or product even though the Company's exposure to one of its affiliates or across product types is over collateralized.

14. Concentrations of Credit Risk (continued)

Generally, all of the Company's counterparty exposure is secured, and when the Company's exposure is secured, the realizable market value of the collateral may have declined by the time the Company exercises rights against that collateral. This risk may be particularly acute if the Company is required to sell the collateral into an illiquid or temporarily impaired market. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument and the value of collateral that may be held by the Company, if any. It is the Company's policy to review, as necessary, the credit standing of each of its counterparties. At any point in time, having one or more counterparties to which the exposure exceeds 10% of the Company's total shareholder's equity is not unusual. If a significant individual counterparty defaults on an obligation to the Company, the Company could incur financial losses that materially adversely affect the Company's businesses, operating results and financial position. At September 30, 2013 approximately 46% of the Company's credit exposure associated with its securities lending activities was spread amongst five counterparties and the amount of loss to be incurred if the counterparties failed to perform to the terms of their contracts would not exceed approximately $7 million, which represents the difference between the value of collateral advanced (approximately $244 million) and the value of collateral received (approximately $237 million).

15. Retirement Plan

The Company has a 401(k) retirement plan (the "Plan") covering substantially all of its employees. Only full time employees who meet the service requirement period are eligible to participate in the Plan. The Company may make a matching contribution on an individual basis, equal to 100% of the contributions made by the participant to the Plan but not to exceed 5% of the employee's compensation, capped at the annual deferral limit, as defined.

16. Subsequent Events

FASB ASC 855, *Subsequent Events*, requires the disclosure of events occurring subsequent to the statement of financial condition date. The Company evaluated subsequent events through the issuance date of the statement of financial condition. On October 22, 2013, the Company signed a 10 year operating lease for new office space with minimum rental commitments totaling $4,267,146.

The Company did not have any other significant subsequent events to report.

STATEMENT OF FINANCIAL CONDITION

Maple Securities U.S.A. Inc.
September 30, 2013
With Report of Independent Registered Public
Accounting Firm